Exhibit 99.1

DHX Media Reports Q4 and Full Year Fiscal 2019 Results and Announces Name Change to "WildBrain"

Rebrand as "WildBrain" Across all Business Units and New Organizational Structure Reflects Focus on Creativity, Digital Media and 360˚ Management of Brands

HALIFAX, Sept. 23, 2019 /CNW/ - DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM), a global kids' and family content and brands company, today reported its fourth quarter ("Q4 2019") and year-end results ("Fiscal 2019") for the period ended June 30, 2019. The Company also announced that it will change its name to WildBrain and has begun rolling out a new corporate brand identity. Additionally, the Company commenced a management and business reorganization to advance its strategic priorities, and has appointed a new Chief Financial Officer ("CFO").

Eric Ellenbogen, the Company's newly appointed Chief Executive Officer and Vice Chair, said: "In Fiscal 2019, we advanced our priorities of creating premium content, growing our AVOD business, improving our cash flow and strengthening our balance sheet. In Q4 2019, revenue rose 12% to $108.8 million and adjusted EBITDA was up 26% to $20.2 million.

"Rebranding as WildBrain embraces our commitment to creativity, imagination and innovation, and our 360° approach to brand management. For many years, our WildBrain group has been at the leading edge of the digital media business. As that landscape continues to rapidly evolve, now is time to unify all the parts of our Company under both the name and entrepreneurial culture that WildBrain represents."

Financial Highlights for Q4 and Fiscal 2019
(All currency figures are CAD)

  Q4 2019 revenue rose 12% to $108.8 million vs $97.4 million in Q4 2018; full year revenue grew to $439.8 million vs $434.4 million in Fiscal 2018.
  WildBrain revenue rose 25% to $17.9 million vs Q4 2018 and was up 20% year-over-year to $69.0 million.
  Distribution revenue (excluding WildBrain) grew 46% to $16.6 million vs Q4 2018 and was down 10% year-over-year to $59.8 million.
  Consumer products-owned revenue grew 22% to $38.6 million vs Q4 2018, and rose 11% year-over-year to $160.3 million, driven by Peanuts.
  Adjusted EBITDA grew to $20.2 million in Q4 2019 vs $16.0 million in Q4 2018; adjusted EBITDA for Fiscal 2019 was $79.6 million vs $97.5 million in the prior year. Fiscal 2019 adjusted EBITDA was reduced by $17.5 million due to the sale of a minority stake in Peanuts to Sony1.
  Cash flow from operations increased to $44.5 million for Fiscal 2019 vs $13.4 million in Fiscal 2018.
  Net loss for Q4 2019 was $62.8 million, or ($0.47) per share, vs a net loss of $21.6 million, or ($0.16) per share in Q4 2018. Net loss for Fiscal 2019 was $101.5 million, or ($0.75) vs a net loss of $14.1 million, or ($0.10) per share, a year ago. Net loss for the full year was mainly impacted by a $104.9 million write-down in 2H 2019 and a higher portion of net income to non-controlling interests of $23.3 million.
  $223.8 million was paid down on the term loan and $16.4 million on the revolving credit facility during Fiscal 2019.

Company-Wide Rebranding as WildBrain

  The Company's comprehensive rebrand to WildBrain includes a new logo and website. A new tagline for the Company – "Imagination runs wild" – speaks to becoming the best home for talent and a place where creativity comes first. The Company's website can now be found at www.wildbrain.com. The Company's YouTube business, formerly known as "WildBrain," has been renamed "WildBrain Spark."
  The Company will be exhibiting at the upcoming major trade conferences, Brand Licensing Europe and MIPCOM, under the new Company brand WildBrain.
  Shareholders of the Company will be asked to approve a special resolution to change the corporate name to WildBrain at the upcoming 2019 Annual Meeting of Shareholders, which is expected to be scheduled for December 2019. Following approval, the Company also expects to change its ticker on the Toronto Stock Exchange ("TSX") and NASDAQ to "WILD". Until that time, the Company will continue to report under the DHX Media name and to trade on both stock exchanges under its present symbols, DHX on the TSX and DHXM on the NASDAQ.

Management and Business Reorganization to Support Company's Strategy

  As part of its strategic repositioning, subsequent to year-end the Company's new CEO initiated a reorganization of its management team to simplify the organizational structure and reduce costs. These initiatives began in Q1 2020 and are expected to be completed by the end of Fiscal 2020. As a result, the Company expects to incur one-time cash reorganization charges in the range of $10.0 - $12.0 million that are expected to generate annual savings of approximately $10.0 million. A portion of these savings will be redeployed to invest in growth areas of the business including our AVOD business and brands.
  As part of this reorganization, Aaron Ames, Chief Operating Officer ("COO"), has been appointed CFO effective immediately, succeeding Doug Lamb, who has decided to step down. To ensure a smooth transition, Lamb will remain with the Company in an advisory role until October 31, 2019. The COO position will not be replaced.

Ellenbogen continued: "Aaron has a lengthy history with the Company and has made significant contributions as COO. I'm confident that with his deep knowledge of our operations and a background in business improvement, integration and synergies, Aaron will be a strong leader of our finance function. We thank Doug for his considerable contributions to the Company."

Q4 2019 and F2019 Performance – Executing on Priorities

During Q4 and the full year ended Fiscal 2019, we executed against our priorities as highlighted below:

PRIORITIES	HIGHLIGHTS
Develop New, and Revitalize Classic Brands with Content on WildBrain

•         Grew WildBrain revenue by 25% to $17.9 million in Q4 2019 and by 20% to $69.0 million in Fiscal 2019.

•         Grew WildBrain's online audience by 29% to 32.6 billion views in Fiscal 2019 vs a year ago, amounting to 165.7 billion minutes of videos watched, up 28% from Fiscal 2018. During Q4 2019, WildBrain averaged more than three billion views per month.

•         Grew the WildBrain network through deals to manage third-party brands on YouTube including PLAYMOBIL®, The Smurfs, Miffy and Moomin.

Develop Premium Kids' Content to Drive Franchise Brands

•         Signed a worldwide exclusive agreement to create new Peanuts content for Apple, which is expected to contribute steady EBITDA for the coming years.

•         Production underway on the first new original Peanuts series, Snoopy in Space, to debut this fall on Apple's new streaming service.

•         Grew consumer products-owned revenue by 22% to $38.6 million in Q4 2019 and by 11% to $160.3 million in Fiscal 2019, driven by Peanuts. New Space-themed merchandising activities including with McDonald's, Hallmark, s.Oliver and TSPTR have begun to rollout to support the franchise.

Improve Cash Flow and Balance Sheet

•         Generated $44.5 million in positive operating cash flow for Fiscal 2019, of which $28.7 million was generated in Q4 2019, vs $13.4 million in Fiscal 2018.

•         Paid down $223.8 million on the term loan and $16.4 million on our revolving credit facility during Fiscal 2019.

•         Net leverage ratio declined to 5.92x at June 30, 2019.

•         Sold a building in Toronto for gross proceeds of $12.0 million with the net proceeds used to pay down a portion of the Company's term loan.

Q4 2019 and Fiscal 2019 Financial Highlights

Financial Highlights 1, [2] (in millions of Cdn$)	Three Months ended June 30,		Year ended June 30,
	2019	2018	2019	2018
Revenue	$108.8	$97.4	$439.8	$434.4
Gross Margin	$48.0	$42.3	$186.8	$190.2
Gross Margin (%)	44%	43%	42%	44%
Adjusted EBITDA attributable to DHX Media	$20.2	$16.0	$79.6	$97.5
Net Loss	$(57.9)	$(19.2)	$(78.2)	$(6.7)
Net Loss attributable to DHX Media	$(62.8)	$(21.6)	$(101.5)	$(14.1)
Basic Earnings (Loss) per Share	$(0.47)	$(0.16)	$(0.75)	$(0.10)

Q4 2019 revenue rose 12% to $108.8 million compared with $97.4 million in the same quarter last year, driven by higher revenues earned from non-WildBrain distribution, WildBrain, proprietary production and our consumer products-owned businesses. Full year revenue was $439.8 million for Fiscal 2019 vs $434.4 million in Fiscal 2018.

In Q4 2019, distribution revenue (excluding WildBrain) rose 46% to $16.6 million vs. $11.4 million a year ago, benefitting from a number of large library deals in the quarter including with Netflix, Youku and Virgin Media.

WildBrain continued to grow its online audience. Views rose 29% to 9.3 billion in Q4 2019 with 46.5 billion of minutes of videos watched, up 19% from the same prior year quarter. Revenue grew 25% to $17.9 million in Q4 2019 vs $14.4 million in Q4 2018, which was an improvement in growth rate from the last two quarters. We continue to pursue multiple ways to monetize our large user base amid a market environment on YouTube that continues to evolve.

We continued to see growing royalties from consumer products derived from our owned IP, primarily driven by Peanuts. This translated into a 22% rise in revenue to $38.6 million in Q4 2019 vs Q4 2018. Full year revenue rose 11% to $160.3 million vs $144.7 million in Fiscal 2018.

Gross margin was 44% in Q4 2019 vs 43% in Q4 2018. For Fiscal 2019, gross margin was 42% vs 44% in the prior year, mainly due to growth in Peanuts revenue, lower non-WildBrain distribution revenue and an increasing share of revenue derived from WildBrain. These factors were partially offset by higher margins in the television business as we continued to control content costs and leverage our library.

Adjusted EBITDA rose to $20.2 million in Q4 2019 vs $16.0 million in the same quarter last year. Fiscal 2019 adjusted EBITDA was $79.6 million compared with $97.5 million in Fiscal 2018. The decline was largely due to a higher non-controlling interest in Peanuts related to the Sony transaction, which reduced adjusted EBITDA by $17.5 million in Fiscal 20191.

Q4 2019 recorded a net loss of $62.8 million vs a net loss of $21.6 million in the same quarter last year. This loss was the result of a non-cash $68.7 million write-down, primarily related to intangible assets. The full year of Fiscal 2019 recorded a net loss of $101.5 million compared with a net loss of $14.1 million a year ago. Fiscal 2019 was primarily impacted by a $104.9 million write-down in the back-half of 2019 on certain titles related to investment in film, licensed television programs, acquired content, and intangible assets and a higher portion of net income attributable to non-controlling interests of $23.3 million.

The Company continued to emphasize debt reduction by paying down an aggregate $240.2 million on the term loan and revolving facility in Fiscal 2019. Net debt3 declined to $494.1 million at June 30, 2019 vs $726.4 million in Fiscal 2018, resulting in the net leverage ratio3 decreasing to 5.92x at June 30, 2019.

1.	Adjusted EBITDA and net income attributable to DHX Media for the three- and 12-months ended June 30, 2018 included the Company's 80% interest in Peanuts Holdings LLC ("Peanuts"). In Q1 2019, the Company sold a 39% minority stake in Peanuts to Sony Music Entertainment (Japan) Inc. ("Sony"). Accordingly, Q4 2019 and Fiscal 2019 Adjusted EBITDA and net income attributable to DHX Media for these periods, ended June 30, 2019, reflected the Company's 41% interest in Peanuts.

2.	Gross Margin and Adjusted EBITDA are non-GAAP financial measures. Gross Margin means revenue less direct production costs and expense of film and television programs produced (per the financial statements). Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, equity-settled share-based compensation expense, and adjustments for other identified charges. Further details on the definitions of and reconciliation to Gross Margin and Adjusted EBITDA can be found in the "Non-GAAP Financial Measures" section of the Company's Fiscal 2019 Management Discussion and Analysis.

3.	Net debt includes long-term debt and obligations under finance leases plus bank indebtedness less cash and excludes interim production financing. The net leverage ratio calculation is based on the definition in the Company's senior secured credit agreement available on SEDAR at www.sedar.com.

Q4 and Fiscal 2019 Conference Call

DHX Media will hold a conference call on September 23, 2019 at 8:00 a.m. ET to discuss the Company's Q4 and full-year Fiscal 2019 results.

To listen, please call +1(888) 231-8191 toll-free, or +1(647) 427-7450 internationally, and reference conference ID 3695826. Please allow 10 minutes to be connected to the conference call. Replay will be available after the call on +1(855) 859-2056 toll free, under passcode 3695826, until 11:59 p.m. ET, September 30, 2019.

The audio and transcript will also be archived on the Company's website beginning approximately two days following the event.

About DHX Media
At DHX Media, we make great content for kids and families. With over 13,000 half-hours of filmed entertainment in our library – one of the world's most extensive – we are home to such brands as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget and Degrassi. Our shows are seen in more than 150 countries on over 500 telecasters and streaming platforms. Our AVOD business – WildBrain – offers one of the largest networks of kids' channels on YouTube, with over 109 million subscribers. We also license consumer products and location-based entertainment in every major territory for our own properties as well for our clients and content partners. Our television group owns and operates four family entertainment channels that are among the most-viewed in Canada. DHX Media is headquartered in Canada with offices worldwide and trades on the Toronto Stock Exchange (DHX) and the NASDAQ (DHXM). Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to the Company including, without limitation, statements regarding the Company's rebranding to WildBrain and intention to change its name, timing for the Company's annual meeting of shareholders, changes to the Company's trading symbols on the TSX and NASDAQ, meeting the markets and industries in which the Company operates, the contribution of Peanuts content to EBITDA of the Company and debut of such content, pursuit of monetization strategies on YouTube, growth in royalties from consumer products derived from owned intellectual property, management and business reorganization of the Company, expected charges and annual cost savings associated with such reorganization, the transition of the CFO position, the business strategies and operational activities of the Company, and the future growth and financial and operating performance of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Company to execute on its business strategies, the ability of the Company to realize expected operating and cost savings, consumer preferences, market factors, the ability of the Company to execute on production and licensing arrangements, and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

DHX Media today announced it is changing its name to WildBrain and has begun rolling out a new brand identity company wide, with the tag line "Imagination runs wild," reflecting the company's commitment to creativity, imagination and innovation. (CNW Group/DHX Media Ltd.)

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SOURCE DHX Media Ltd.

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%CIK: 0001490186

For further information: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, DHX Media Ltd., nancy.chanpalmateer@dhxmedia.com, +1 416-977-7358; Media: Shaun Smith - Director, Corporate & Trade Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 07:00e 23-SEP-19